Exhibit 21.1

VECTREN UTILITY HOLDINGS, INC.

Subsidiaries

Wholly Owned Subsidiaries:

Name of Entity	State of Incorporation/ Jurisdiction	Doing Business As
Southern Indiana Gas and Electric Company, Inc.	Indiana	Vectren Energy Delivery of Indiana, Inc.
Indiana Gas Company, Inc.	Indiana	Vectren Energy Delivery of Indiana, Inc.
Vectren Energy Delivery of Ohio, Inc.	Ohio